Securities and Exchange Commission
                            Washington, D.C. 20549
                               _______________

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             BENEFICIAL CORPORATION
             (Exact name of Registrant as Specified in its Charter)

          DELAWARE                           51-0003820
    (State of Incorporation                (I.R.S. Employer
     or Organization)                      Identification No.)

          ONE CHRISTINA CENTER
          301 NORTH WALNUT STREET
          WILMINGTON, DE                                   19801
            (Address of Principal Executive Offices)    (Zip Code)

             If this form relates to     If this form relates to
             the registration of a       the registration of a
             class of securities         class of securities
             pursuant to Section 12(b)   pursuant to Section
             of the Exchange Act and is  12(g) of the Exchange
             effective pursuant to       Act and is effective
             General Instruction A.(c), pursuant to General please check the following Instruction A.(d),
             box.    ( )                 please check the
                                         following box.    ( )

          Securities to be registered pursuant to Section 12(b) of the Act:

                                        Name of each exchange on
             Title of each class to     which each class is to be
             be so registered           registered

             Preferred Stock Purchase   New York Stock Exchange
             Rights

          Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                              (Title of Class)

          Item 1.   Description of Registrant's
                    Securities to be Registered.

                    On August 22, 1996, the Board of Directors
          (the "Board") of Beneficial Corporation (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right (each, a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Stock"), of the Company payable as of November 23, 1997 (the "Dividend Date") to stockholders of record on the Dividend Date. Each Right entitles the registered holder thereof, under certain circumstances, to purchase from the Company one one-hundredth of a share of the Company's preferred stock designated as Series A Participating Preferred Stock (the "Series A Preferred Stock") at a price of $235.00 (the "Purchase Price"), subject to adjustment under certain circumstances. The description and terms of the Rights are set forth in a Renewed Rights Agreement, dated as of August 22, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

                    The following is a summary of the terms of the Rights to be issued under the Rights Agreement. Certain capitalized terms used but not defined herein have the meanings ascribed to them in the Rights Agreement.

                    As discussed below, initially, the Rights are not exercisable, separate certificates for the Rights will not be sent to stockholders, and the Rights will automatically trade with the Common Stock.

                    The Rights will separate from the Common Stock upon the earliest to occur of (i) the tenth day after a public announcement that a person or group of affiliated or associated Persons (an "Acquiring Person") has acquired, or obtained the right to acquire, outstanding shares of the Company's stock having general voting power ("Voting Shares"), possessing in the aggregate 15% or more of the general voting power of the Company, or
          (ii) the tenth business day or such later date as the Board (with the concurrence of a majority of the Continuing Directors, (as hereinafter defined)) shall determine following the commencement of a tender or exchange offer which, if successful, would result in a person (together with its Affiliates and Associates) becoming an Acquiring Person, or (iii) the tenth business day after the Board (with the concurrence of a majority of the Outside Directors (as hereinafter defined)) declares any person who (together with its Affiliates and Associates) has acquired, or obtained the right to acquire, at least 10% of the outstanding Voting Shares to be an Adverse Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Company's Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Date will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender or transfer of any of the Company's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                    As soon as practicable following the
          Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and thereafter such separate certificates alone will evidence the Rights.

                    The Rights are not exercisable until the Distribution Date. The Rights will expire on August 22, 2006 (the "Final Expiration Date"), unless the Rights
          (i) are redeemed earlier by the Company (as described below), or (ii) the Board of the Company amends the Rights Agreement to extend the Final Expiration Date.

                    The number of shares of Series A Preferred
          Stock or other securities or property issuable upon exercise of the Rights is subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or subdivision, combination or reclassification of, the Common Stock or Series A Preferred Stock. The Purchase Price is subject to adjustment in the event of the issuance of certain rights, options or warrants or extraordinary distributions of cash or other property to holders of the Series A Preferred Stock.

                    In the event that (i) a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Voting Shares determined by a majority of the Outside Directors to be at fair prices and otherwise in the best interests of the Company and its stockholders) or (ii) the Board (with the concurrence of the Outside Directors) determines that a person is an Adverse Person, then each holder of a Right (other than the Acquiring Person or Adverse Person) will thereafter be entitled to receive, upon payment of the Purchase Price, that number of shares of the Company's Series A Preferred Stock (or, in certain circumstances, cash, Common Stock, other securities of the Company, other assets or a combination thereof) having a market value equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of an event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or Adverse Person, shall be null and void. Rights are not exercisable following the occurrence of any of the events described in this paragraph or the next paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

                    In the event that on or after the Distribution Date (i) the Company is acquired in a merger or other business combination transaction or (ii) more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one transaction or a series of related transactions, each holder of Rights (except Rights that have previously been voided as set forth above) will be entitled to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value equal to two times the Purchase Price.

                    At any time until the tenth day after the public announcement that a person has become an Acquiring Person, the Board (in certain circumstances, only with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the number of directors then in office) may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The Redemption Price may be paid in cash, shares of Common Stock or any other form of consideration deemed appropriate by the Board. Immediately upon the action of the Board authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

                    Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board prior to the earlier of the Distribution Date or the declaration by the Board that a person is an Adverse Person (the "Final Amendment Date"). After the Final Amendment Date, the provisions of the Rights Agreement may be amended by the Board (with, in certain circumstances, the concurrence of a majority of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period for redemption shall be made at such time as the Rights are not redeemable. Notwithstanding the foregoing, the Redemption Price and the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is exercisable may not be amended at any time.

                    The term "Adverse Person" means any Person declared to be an Adverse Person by the Board (with the concurrence of a majority of the Outside Directors) upon the determination that such Person, alone or together with its Affiliates and Associates, has, at any time after the date of the Rights Agreement, become the beneficial owner of Voting Shares which the Board (with the concurrence of a majority of the Outside Directors) determines to have a substantial percentage of the general voting power (which shall in no event be less than 10%) and for which the Board (with the concurrence of a majority of the Outside Directors) determines, after reasonable inquiry and investigation, that (1) such beneficial ownership by such person is intended to cause the Company to repurchase the Voting Shares beneficially owned by such Person or to pressure the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances in which such directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or
          (2) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or prospects of the Company.

                    The term "Continuing Director" means any member of the Board who was a member of the Board prior to the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, or any member of the Board who becomes a member of the Board subsequent to the date of the public announcement referred to above, if such person is recommended or approved by a majority of the Continuing Directors then on the Board.

                    The term "Outside Directors" means members of the Board who are not officers of the Company or any of its subsidiaries and who are not Acquiring Persons, Adverse Persons or representatives, nominees, Affiliates or Associates of Acquiring Persons or Adverse Persons.

                    Until a Right is exercised, the holder
          thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                    As of October 31, 1997, there were 53,070,790 shares of Common Stock issued and outstanding, 3,786,280 shares of Common Stock held in the Company's treasury and 650,561 shares of Common Stock reserved for issuance under the Company's Direct Investment Plan and upon conversion of certain convertible securities of the Company. 570,000 shares of Series A Preferred Stock have been reserved for issuance upon exercise of the Rights.

                    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group who attempts to acquire the Company on terms not approved by the Company's Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be redeemed by the Company at $0.01 per Right at any time on or prior to the close of business on the tenth day following the public announcement that a Person has become an Acquiring Person (subject to extension by the Board).

                    The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designations, Preferences and Rights specifying the terms of the Series A Preferred Stock and as Exhibit B the form of Right Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

          Item 2.   Exhibits.


                    1.   Renewed Rights Agreement dated as of
                         August 22, 1996 between Beneficial
                         Corporation and First Chicago Trust
                         Company of New York, as Rights Agent.
                         The Rights Agreement includes as Exhibit
                         B the form of Right Certificate.
                         (Incorporated by reference to Exhibit
                         10(a) to the Company's Quarterly Report
                         on Form 10-Q for the quarter ended
                         September 30, 1996.)


                                 SIGNATURES

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   BENEFICIAL CORPORATION

                                   By /s/ Scott A. Siebels
                                   Name:  Scott A. Siebels
                                   Title: Vice President and
                                          Corporate Secretary

          DATED:  November 24, 1997


                                EXHIBIT INDEX

          Exhibit No.         Description of Exhibit

          (1) Renewed Rights Agreement dated as August 22, 1996 between Beneficial Corporation and The First Chicago Trust Company of New York, as Rights Agent. The Rights Agreement includes as Exhibit B the form of Right Certificate.